June 5, 2006

Room 4561
via fax (859) 232-7200

Paul J. Curlander
Chairman & CEO
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re: Lexmark International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 9, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005**
> **and September 30, 2005 Filed Mary 3, 2005, August 2, 2005 and**
> **November 1, 2005, respectively**

Dear Mr. Curlander:

We have completed our review of your Form 10-K for the year ended December 31, 2004
and have no further comments at this time.

                                        Very truly yours,

                                        Kathleen Collins
                                        Accounting Branch Chief